United States securities and exchange commission logo





                             November 22, 2022

       Gary Jacob, Ph.D.
       Chief Executive Officer
       OKYO Pharma Ltd
       Martello Court
       Admiral Park, St. Peter Port
       Guernsey GY1 3HB

                                                        Re: OKYO Pharma Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
17, 2022
                                                            CIK No. 0001849296

       Dear Gary Jacob:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jeffrey Fessler, Esq.